                                                                                                                                          October 7, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Ann Nguyen Parker, Branch Chief

Re:    Wave Uranium Holding
Schedule 14C
Filed September 15, 2008 (File No. 0-52854)

Ladies and Gentlemen:

On behalf of Wave Uranium Holding (the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of October 6, 2008.

Preliminary Information Statement on Schedule 14C

Amendment to the Articles of Incorporation to Effect 300 to 1 Reverse Stock Split

SEC Comment

1.                      Please provide a table disclosing the number of outstanding, reserved, and authorized butunissued shares that will result from the reverse split. To the extent you believe you cannotestimate the number of outstanding shares given that you are issuing fractional shares to round up the fractional shares that will result from the reverse split, please disclose the maximum number of shares that may be outstanding after giving effect to the reverse split.

Response:

The information statement has been revised to include a table with the information requested by the Staff. Please see page 2.

61 Broadway New York , New York   10006 212-930-9700 212-930-9725 Fax
www.srff.com

2.                      We note that the reverse split will result in increasing the number of authorized but unissuedshares. Please disclose whether you have any current plans, proposals, or arrangement to issue theauthorized but unissued shares in connection with an acquisition or another financing transaction. If you do not have such plans, please explicitly state that you do not have such plans.

Response:

The information statement has been revised to include the information requested by the Staff. Please see page 3.

3.                      Please discuss the anti-takeover effect of the reverse split, and disclose whether you have anyother provisions that may have an anti-takeover effect. See Item 19 of Schedule 14A.

Response:

The information statement has been revised to include the information requested by the Staff. Please see page 3.

4.                      Please disclose the trading price of your common stock as of a recent date.

Response:

The information statement has been revised to disclose the trading price of the Company’s common stock as of a recent date. Please see page 2.

Effect on Options, Warrants and other Securities, page 2

5.                      Discuss in more detail how the reverse split will affect outstanding convertible debentures andwarrants. Specify the rate of conversion and exercise that will be applied to the outstandingdebentures and warrants. We note that you discuss these securities in a Form S-1 filed on June 5, 2008, and amended on September 2, 2008. Also discuss the effect of the reverse split on your obligation to pay interest on the debentures in shares in lieu of cash.

Response:

The information statement has been revised to include the information requested by the Staff. Please see page 3.

Beneficial Ownership of Securities and Security Ownership of Management, page 5

61 Broadway New York , New York   10006 212-930-9700 212-930-9725 Fax
www.srff.com

6.           Ensure that all the beneficial owners owning more than 5% of your common stock have been      included in the table. We note that your Form S-1 amended on September 2, 2008, indicates that Mitch Levine has voting and dispositive powers with respect to shares issuable to Enable Growth Partners L.P.,   Enable Opportunity Partners LP and Pierce Diversified Strategy Master Fund LLC, Ena, which respectively own debentures or warrants convertible into 10,000,000, 1,250,000 and 1,250,000 shares of your common stock, assuming full conversion and/or exercise. You identified Adripaul, Inc, who owns 4,792,000 of your shares, as the 5°/o beneficial owner with the fewer shares in the beneficial ownership table. Also, revise your Form S-1 as necessary.

Response:

Under the terms of the debentures and warrants issued to Enable Growth Partners LP, Enable Opportunity Partners LP and Pierce Diversified Strategy Master Fund LLC, such debentures and warrants may not be converted or exercised, as applicable, if such exercise or conversion, as applicable, would result in the holder and the holder’s affiliates owing more than 4.99% of the Company’s outstanding common stock. Accordingly, the beneficial ownership of Mr. Levine is limited to 4.99%. The Company has added a disclosure regarding Mr. Levine’s beneficial ownership and undertakes to add such a disclosure to the Company’s S-1 registration statement.

Form S-1/A-1 filed September 2, 2008

General

7.	Please update your registration statement to reflect the effect of reverse split on your securities. Also file the amended article of incorporation amended to give effect to the reverse split.

Response:

The Company undertakes to update its registration statement to reflect the reverse split and file the amended articles in accordance with the Staff’s comment.

Very Truly Yours,

/s/ Jeff Cahlon
Jeff Cahlon

61 Broadway New York , New York   10006 212-930-9700 212-930-9725 Fax
www.srff.com